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UNBRIDLED ENERGY CORPORATION

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the Company’s Pennsylvania offices, Suite 301, 2100 Georgetowne Drive, Sewickley, Pennsylvania, on Wednesday, June 10, 2009 at 9:30 a.m., for the following purposes:

(a)

To receive the financial statements of the Company for the fiscal year ended December 31, 2008, together with the report of the auditors thereon;

(b)

To appoint auditors;

(c)

To elect directors;

(d)

To approve the continuance of the Company’s Share Option Plan; and

(e)

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Registered shareholders who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy, or to complete the Proxy by telephone or the internet, in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 1st day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“Carmen Etchart”

Carmen Etchart, Secretary

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

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